Exhibit 99.1

Teva Reports Second Quarter 2014 Results

  Revenues of $5.0 billion, up 2% compared to the second quarter of 2013.
  Non GAAP operating income of $1.4 billion, an increase of 8%. GAAP operating income of $925 million.
  Non-GAAP net income of $1.05 billion, an increase of 4%. GAAP net income of $748 million.
  Non-GAAP diluted EPS of $1.23, an increase of 3%. GAAP diluted EPS of $0.87.
  Strong cash flow from operations of $1.25 billion, an increase of 43%, excluding the effect of payment related to legal settlements.
  Generic medicine revenues up 5%, with U.S. generics sales up 10% and generic medicine profitability up 41%.
  More than half of Copaxone® prescriptions in the U.S. today are for Copaxone® 40mg/mL.
  EPS guidance for 2014 improved to $4.90-5.10 in the exclusive Copaxone® scenario, and to $4.50-4.80 in the generic Copaxone® scenario.

JERUSALEM--(BUSINESS WIRE)--July 31, 2014--Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) today reported results for the quarter ended June 30, 2014.

“We are pleased with the results of the second quarter of 2014, delivering organic growth in revenues and all profit lines over the comparable quarter last year. Our generic business delivered solid results with significantly improved profitability. In our specialty business, we have successfully converted, to date, 51% of the Copaxone® family in the U.S. to the newly-launched Copaxone® 40mg/mL, and are continuing to stably lead the global and U.S. relapsing remitting multiple sclerosis market. We are also excited about the progress we are making in our specialty pipeline, which includes, this quarter, the successful launch of DuoResp Spiromax® in Europe, the progression toward FDA submission for ER hydrocodone and the FDA acceptance of our albuterol MDPI NDA," stated Erez Vigodman, President and CEO of Teva.

Mr. Vigodman continued, “We are also making significant progress on our top priorities for 2014: solidifying the foundation of Teva, maintaining the Copaxone® franchise, driving organic growth and positioning Teva for long-term value creation. This quarter, we have announced a new organizational structure for Teva, including the formation of the Global Generics Medicines group under the leadership of Siggi Olafsson, one of the most experienced executives in the generic industry. We continued to accelerate the transformation of our operational network, and have performed a thorough review of our cost reduction program, which yielded additional net savings. We have also acquired Labrys, adding an important asset to our unique patient-centric offering in the pain area. Finally, we are progressing in defining and shaping the future strategic direction of Teva."

Generic Medicine Segment

	Generics
	Three Months Ended June 30,
	2014		2013
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,515	100.0%	$2,405	100.0%
Gross profit	1,046	41.6%	989	41.1%
R&D expenses	126	5.0%	124	5.2%
S&M expenses	388	15.4%	489	20.3%
Segment profitability*	$532	21.2%	$376	15.6%

* Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment.
Segment profitability does not include G&A expenses, amortization and certain other items.

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

Generic medicine revenues in the second quarter of 2014 amounted to $2.5 billion (including API sales of $182 million), an increase of 5% in both U.S. dollar and local currency terms, compared to the second quarter of 2013.

Generic revenues consisted of:

  U.S. revenues of $1.1 billion, an increase of 10% compared to the second quarter of 2013. The increase resulted mainly from a full quarter of sales of capecitabine (the generic equivalent of Xeloda®) which was launched exclusively in March of 2014 and the launch of omega-3-acid ethyl esters (the generic equivalent of Lovaza®) for which we were first to market, as well as sales of products that were sold in the second quarter of 2014 but not sold in the second quarter of 2013, the most significant of which were raloxifene (the generic equivalent of Evista®) and tolterodine tartrate (the generic equivalent of Detrol®). These increases were partially offset by declines in other products due to loss of exclusivity or additional competition, the most significant of which was amphetamine salts (the generic equivalent of Adderall®).
  European revenues of $814 million, a decrease of 2%, or 6% in local currency terms, compared to the second quarter of 2013. The decrease in revenues resulted mainly from our strategy of pursuing profitable and sustainable business in the region and taking a selective approach to the tender market, resulting in a notable improvement in the profitability of our European generics business.

  ROW revenues of $633 million, an increase of 4%, or 11% in local currency terms, compared to the second quarter of 2013. The increase in local currency terms was driven by higher revenues in Canada, due to the reversal of a pricing reserve for a product sold in previous years, and in Latin America. Our ROW markets were impacted significantly by the weakening of various local currencies compared to the U.S. dollar.

API sales to third parties in the second quarter of 2014 amounted to $182 million, a decrease of 4%, or of 5% in local currency terms, compared to the second quarter of 2013. The decrease resulted from lower sales mainly in our ROW markets and in the United States.

Generic medicine revenues comprised 50% of our total revenues in the quarter, up from 49% in the second quarter of 2013.

Generic Medicine Gross Profit

Gross profit from our generic medicine segment in the second quarter of 2014 amounted to $1.0 billion, an increase of $57 million, or 6%, compared to the second quarter of 2013. Gross profit margin for our generic medicine segment in the second quarter of 2014 increased to 41.6%, from 41.1% in the second quarter of 2013. The higher gross profit was mainly a result of higher revenues in the United States and Canada, and higher gross profit due to the change in the composition of revenues in Europe, as well as the impact of our efficiency measures.

Generic Medicine Profitability

Profitability of our generic medicine segment amounted to $532 million in the second quarter of 2014, compared to $376 million in the second quarter of 2013. Generic medicine profitability as a percentage of generic medicine revenues was 21.2% in the second quarter of 2014, up from 15.6% in the second quarter of 2013. The increase was primarily due to a reduction in S&M expenses, higher revenues and higher gross profit.

Specialty Medicine Segment

	Specialty
	Three Months Ended June 30,
	2014		2013
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,027	100%	$2,051	100%
Gross profit	1,768	87.2%	1,772	86.4%
R&D expenses	214	10.6%	208	10.1%
S&M expenses	484	23.9%	450	21.9%
Segment profitability*	$1,070	52.8%	$1,114	54.3%

* Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment.
Segment profitability does not include G&A expenses, amortization and certain other items.

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

Specialty medicine revenues in the second quarter of 2014 amounted to $2.0 billion, a decrease of 1% compared to the second quarter of 2013. U.S. specialty medicine revenues amounted to $1.4 billion, a decrease of 5% compared to the second quarter of 2013. European specialty medicine revenues amounted to $501 million, an increase of 13%, or 7% in local currency terms, compared to the second quarter of 2013. ROW specialty medicine revenues amounted to $107 million, a decrease of 4%. In local currency terms, revenues increased 5% compared to the second quarter of 2013.

Specialty medicine revenues comprised 40% of our total revenues in the quarter, down from 42% in the second quarter of 2013.

The decrease in specialty medicine revenues from the second quarter of 2013 was primarily due to lower sales of Copaxone® in the U.S., which were largely offset by higher revenues from sales of specialty medicines in Europe.

The following table presents revenues by therapeutic area and key products for our specialty medicine segment for the three months ended June 30, 2014 and 2013:

Specialty Medicine Revenues Breakdown

	Three Months Ended June 30,		Percentage Change
	2014	2013	2014 - 2013
	U.S. $ in millions
CNS	$1,271	$1,361	(7%)
Copaxone®	939	1,070	(12%)
Azilect®	103	87	18%
Nuvigil®	88	74	19%
Oncology	284	246	15%
Treanda®	190	177	7%
Respiratory	257	241	7%
ProAir®	133	115	16%
Qvar®	74	76	(3%)
Women's Health	128	118	8%
Other Branded	87	85	2%
Total Specialty Medicines	$2,027	$2,051	(1%)

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

Global sales of Copaxone® (20 mg/mL and 40 mg/mL), the leading multiple sclerosis therapy in the U.S. and globally, amounted to $0.9 billion, a decrease of 12% compared to the second quarter of 2013. In the United States, sales decreased 19% to $662 million. The decrease in the U.S. was mainly due to lower volume, partially offset by a price increase of 9.9% in January 2014 on Copaxone® 20 mg/mL. Our sales during the quarter were affected by higher levels of inventory created in the previous quarter following the launch of Copaxone® 40 mg/mL due to uncertainty of the prospective conversion rate between two products, as well as customers reducing inventory of the Copaxone® 20 mg/mL due to potential risk of a competing generic launch.

At the end of the second quarter of 2014, according to June 2014 IMS data, our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 32.2% and 33.2%, respectively. Copaxone® 40 mg/mL U.S. market shares in terms of new and total prescriptions were 17.3% and 15.1%, respectively, such that Copaxone® 40 mg/mL accounted for 45% of total Copaxone® prescriptions.

Sales outside the United States amounted to $277 million, an increase of 9%, or of 8% in local currency terms, compared to the second quarter of 2013. The increase is a result of lower mandatory rebates and higher demand in certain European markets.

Our global Azilect® revenues amounted to $103 million, an increase of 18% compared to the second quarter of 2013, while global in-market revenues increased 14% to $136 million. The increase in our sales reflects volume growth and price increases in the United States, as well as volume growth in Europe.

Sales of our oncology products amounted to $284 million in the second quarter of 2014, an increase of 15% compared to the second quarter of 2013. The increase resulted primarily from sales of our recently launched G-CSF products, Lonquex® and Granix®. Sales of Treanda® amounted to $190 million in the second quarter of 2014, compared to $177 million in the second quarter of 2013.

Sales of our respiratory products amounted to $257 million in the second quarter of 2014, an increase of 7% compared to the second quarter of 2013. ProAir® revenues amounted to $133 million in the second quarter of 2014, an increase of 16% compared to the second quarter of 2013, mainly due to volume growth as well as price fluctuations. Qvar® revenues amounted to $74 million in the second quarter of 2014, a decrease of 3% compared to the second quarter of 2013, due to price fluctuations. Following an April approval from the EMA, DuoResp Spiromax® for the treatment of asthma and COPD, was launched in Germany and Denmark in May and in Portugal in June.

Specialty Medicine Gross Profit

Gross profit from our specialty medicine segment amounted to $1.8 billion in the second quarter of 2014, in line with the second quarter of 2013.

Gross profit margin for our specialty medicine segment in the second quarter of 2014 was 87.2%, compared to 86.4% in the second quarter of 2013. The increase in gross margin was a result of the different product mix.

Specialty Medicine Profitability

Profitability of our specialty medicine segment amounted to $1.1 billion in the second quarter of 2014, a decrease of 4% compared to the second quarter of 2013, mainly due to higher S&M expenses in connection with new product launches.

Specialty medicine profitability as a percentage of segment revenues was 52.8% in the second quarter of 2014, down from 54.3% in the second quarter of 2013.

The following tables present details of our multiple sclerosis franchise and of our other specialty medicines for the three months ended June 30, 2014 and 2013:

Multiple Sclerosis
Three months ended June 30,
2014			2013
U.S.$ in millions / % of MS Revenues

Revenues	939	100.0%	1,070	100.0%
Gross profit	840	89.5%	951	88.9%
R&D expenses	20	2.1%	20	1.9%
S&M expenses	120	12.8%	130	12.1%
MS profitability	700	74.5%	801	74.9%

Other Specialty
Three months ended June 30,
2014			2013
U.S.$ in millions / % of Other Specialty Revenues

Revenues	1,088	100.0%	981	100.0%
Gross profit	928	85.3%	821	83.7%
R&D expenses	194	17.8%	188	19.2%
S&M expenses	364	33.5%	320	32.6%
Other Specialty profitability	370	34.0%	313	31.9%

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

Other Activities

OTC revenues amounted to $274 million in the second quarter of 2014, an increase of 7% in both U.S. dollar and local currency terms, compared to the second quarter of 2013, primarily due to higher sales in Europe.

PGT’s in-market sales amounted to $350 million in the second quarter of 2014, an increase of $8 million compared to the second quarter of 2013. This increase was due to higher sales in Europe, partially offset by lower sales in Latin America and Asia.

Revenues from the sales of OTC products in the United States to P&G amounted to $48 million in the second quarter of 2014, compared to $55 million in the second quarter of 2013.

In July 2014, we sold our two U.S. OTC plants previously purchased from P&G back to P&G, in exchange for a 49% interest in New Chapter, Inc., which was previously fully owned by P&G. These plants produced substantially all of the OTC products sold to P&G in the United States. Consequently, we will no longer sell OTC products to P&G from those plants.

Other revenues amounted to $229 million in the second quarter of 2014, mostly from the distribution of third-party products in Israel and Hungary, compared to $211 million in the second quarter of 2013.

Key Metrics for the Second quarter 2014

Non-GAAP information: Net non-GAAP charges in the second quarter of 2014 amounted to $306 million, consisting mainly of amortization of purchased intangible assets. Accordingly, non-GAAP net income and non-GAAP EPS for the quarter are adjusted to exclude these and certain other items, as follows:

  Amortization of purchased intangible assets totaling $256 million, of which $249 million is included in cost of goods sold and the remaining $7 million in selling and marketing expenses;
  Restructuring, impairment and other expenses of $148 million;
  Legal settlements of $26 million;
  Regulatory actions taken in facilities of $14 million; and
  Related tax benefit of $138 million.

Teva believes that excluding such items facilitates investors' understanding of its business. See the attached tables for a reconciliation of the U.S. GAAP results to the adjusted non-GAAP figures.

Exchange rate differences between the second quarter of 2014 and the second quarter of 2013 increased our revenues by $16 million but reduced our non-GAAP operating income by $16 million.

Non-GAAP gross profit was $2.9 billion in the second quarter of 2014, in line with results in the second quarter of 2013. Non-GAAP gross profit margin was 58.0% in the second quarter of 2014, compared to 58.7% in the second quarter of 2013. GAAP gross profit was $2.7 billion in the second quarter of 2014, compared to $2.6 billion in the second quarter of 2013. GAAP gross profit margin was 52.7% in the quarter, in line with the second quarter of 2013.

Research & Development (R&D) expenditures (excluding purchase of in-process R&D) in the second quarter of 2014 amounted to $344 million, compared to $336 million, in the second quarter of 2013. R&D expenses were 6.8% of revenues in both quarters. R&D expenses related to our generic medicine segment amounted to $126 million in the second quarter of 2014, an increase of 2% compared to $124 million in the second quarter of 2013, mainly due to higher expenses associated with the generic medicine segment in the United States. R&D expenses related to our specialty medicine segment amounted to $214 million in the second quarter of 2014, an increase of 3% compared to $208 million in the second quarter of 2013, primarily as a result of increased investment in our specialty pipeline.

Selling and Marketing (S&M) expenditures (excluding amortization of purchased intangible assets) amounted to $914 million, or 18.1% of revenues, in the second quarter of 2014, compared to $973 million, or 19.8% of revenues in the second quarter of 2013. S&M expenses related to our generic medicine segment amounted to $388 million in the second quarter of 2014, a decrease of 21% compared to $489 million in the second quarter of 2013, mainly due to lower expenses in Europe and in Russia and lower royalty expenses in the United States. S&M expenses related to our specialty medicine segment amounted to amounted to $484 million, an increase of 8% compared to $450 million in the second quarter of 2013. The increase was primarily due to higher expenditures related to our launches of DuoResp Spiromax®, Lonquex®, Granix® and Adasuve®, as well as preparation for additional product launches planned for the remainder of 2014.

General and Administrative (G&A) expenditures amounted to $302 million in the second quarter of 2014, or 6.0% of revenues, compared with $319 million, or 6.5% of revenues, in the second quarter of 2013. The decrease in G&A expenses was mainly due to other income related to a legal recovery in Canada and lower expenses related to our joint venture with P&G, partially offset by an increase in other expenses.

Quarterly non-GAAP operating income was $1.4 billion in the second quarter of 2014, an increase of 8% compared to the second quarter of 2013. Quarterly GAAP operating income was $925 million in the second quarter of 2014, compared to a loss of $586 million in the second quarter of 2013.

Non-GAAP financial expenses amounted to $76 million in the second quarter of 2014, compared to $82 million in the second quarter of 2013. GAAP financial expenses for the second quarter of 2014 amounted to $78 million, compared to $89 in the second quarter of 2013.

The provision for non-GAAP tax for the second quarter of 2014 amounted to $240 million on pre-tax non-GAAP income of $1.3 billion, for a quarterly tax rate of 18.6%. The provision for tax in the second quarter of 2013 was $161 million on pre-tax income of $1.2 billion, or 13.7%. GAAP tax expenses for the second quarter of 2014 amounted to $102 million on pre-tax income of $847 million, for a quarterly GAAP tax rate of 12.0%. In the second quarter of 2013, tax benefits amounted to $222 million on pre-tax loss of $675 million.

The increase in our quarterly tax rate mainly reflects the lapse of our tax exemptions under the previous Israeli tax incentives regime in 2013. Our profits in Israel are now generally subject to tax at 9%.

GAAP net income and GAAP diluted EPS were $748 million and $0.87 in the second quarter of 2014, compared to a loss of $452 million and a loss per share of $0.53 in the second quarter of 2013. Non-GAAP net income and non-GAAP diluted EPS were $1.05 billion and $1.23 in the second quarter of 2014, an increase of 4% and 3%, respectively, compared to $1.02 billion and $1.20 in the second quarter of 2013.

Cash flow from operations generated during the second quarter of 2014 amounted to $1.1 billion, compared to $0.9 billion in the second quarter of 2013, mainly due to the increase in net income and the improvement in working capital. Free cash flow, excluding net capital expenditures and dividends amounted to $583 million, an increase of $205 million from the second quarter of 2013.

Cash and marketable securities at June 30, 2014 amounted to $1.2 billion.

For the second quarter of 2014, the weighted average outstanding shares for the fully diluted earnings per share calculation was 857 million on both a GAAP and non-GAAP basis. At June 30, 2014, the outstanding shares for calculating Teva's market capitalization were approximately 853 million.

Shareholders’ equity was $23.6 billion at June 30, 2014, compared to $23.0 billion at March 31, 2014. The increase primarily reflects GAAP net income of $0.75 billion and proceeds from employee stock option exercises of $0.1 billion, partially offset by dividend payments of $0.3 billion.

Dividend

The Board of Directors, at its meeting on July 29, 2014, declared a cash dividend for the second quarter of 2014 of NIS 1.21 per share (approximately 35.3 cents according to the rate of exchange on July 29, 2014).

The record date will be August 21, 2014, and the payment date will be September 4, 2014. Tax will be withheld at a rate of 15%.

Conference Call

Teva will host a live webcast and a conference call to discuss its second quarter 2014 results on Thursday, July 31, 2014, at 8:00 a.m. ET. To access the live webcast and view the accompanying slide presentation, visit the Investor Relations section of Teva's website, at http://ir.tevapharm.com, at least 15 minutes before the presentation is scheduled to begin; click on the webcast icon to register and download or install any necessary software. In addition to the webcast, the call can be accessed by dialing in to the following numbers, at least ten minutes prior to the scheduled call time: United States 1-866-904-9433; Canada 1-866-361-5782; international +44(0)1452-580111; passcode: 65239352#.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website at www.tevapharm.com. A replay of the call will also be available until August 8, 2014, at 11:00 a.m. ET, by calling: United States 1-866-247-4222; Canada 1-866-878-9237 or international +44(0)1452-550000; passcode: 65239352#.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients.

Headquartered in Israel, Teva is the world's leading generic drug maker, with a global product portfolio of more than 1,000 molecules, sold in more than 100 countries, and with a direct presence in about 60 countries. Teva's specialty medicine businesses focus on CNS, including pain, respiratory, oncology, and women's health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicine; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Consolidated Statements of Income
(Unaudited, U.S. dollars in millions, except share and per share data)

		Three months ended		Six months ended
		June 30,		June 30,
		2014	2013	2014	2013
Net revenues		5,045	4,924	10,046	9,825
Cost of sales		2,384	2,331	4,688	4,642
Gross profit		2,661	2,593	5,358	5,183
Research and development expenses		344	339	697	668
Selling and marketing expenses		921	982	1,905	1,977
General and administrative expenses		302	319	604	626
Legal settlements and loss contingencies		26	1,435	55	1,462
Impairments, restructuring and others		143	104	200	162
Operating income (loss)		925	(586)	1,897	288
Financial expenses – net		78	89	159	264
Income (loss) before income taxes		847	(675)	1,738	24
Income taxes		102	(222)	245	(169)
Share in losses of associated companies – net		-	3	8	23
Net income (loss)		745	(456)	1,485	170
Net loss attributable to non-controlling interests		(3)	(4)	(7)	(8)
Net income (loss) attributable to Teva		748	(452)	1,492	178

Earnings (loss) per share attributable to Teva:	Basic ($)	0.88	(0.53)	1.75	0.21
	Diluted ($)	0.87	(0.53)	1.75	0.21
Weighted average number of shares (in millions):	Basic	852	849	851	852
	Diluted	857	849	855	853

Non-GAAP net income attributable to Teva:*		1,054	1,018	2,092	1,978

Non-GAAP earnings per share attributable to Teva:	Basic ($)	1.24	1.20	2.46	2.32
	Diluted ($)	1.23	1.20	2.45	2.32

Weighted average number of shares (in millions):	Basic	852	849	851	852
	Diluted	857	850	855	853

* See reconciliation attached.

Condensed Consolidated Balance Sheets
(U.S. dollars in millions)
(Unaudited)

	June 30,	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	949	1,038
Accounts receivable	5,389	5,338
Inventories	4,940	5,053
Deferred income taxes	1,066	1,084
Other current assets	1,202	1,207
Total current assets	13,546	13,720
Other non-current assets	1,469	1,696
Property, plant and equipment, net	6,709	6,635
Identifiable intangible assets, net	6,062	6,476
Goodwill	18,948	18,981
Total assets	46,734	47,508

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	2,048	1,804
Sales reserves and allowances	5,348	4,918
Accounts payable and accruals	3,026	3,317
Other current liabilities	1,432	1,926
Total current liabilities	11,854	11,965

Long-term liabilities:
Deferred income taxes	1,169	1,247
Other taxes and long-term liabilities	1,000	1,273
Senior notes and loans	9,122	10,387
Total long term liabilities	11,291	12,907
Equity:
Teva shareholders’ equity	23,540	22,565
Non-controlling interests	49	71
Total equity	23,589	22,636
Total liabilities and equity	46,734	47,508

Condensed Consolidated Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
Operating activities:
Net income (loss)	745	(456)	1,485	170
Net change in operating assets and liabilities	(89)	1,150	(337)	1,210
Items not involving cash flow	397	181	803	597

Net cash provided by operating activities	1,053	875	1,951	1,977

Net cash used in investing activities	(187)	(266)	(575)	(532)

Net cash used in financing activities	(819)	(748)	(1,453)	(3,008)

Translation adjustment on cash and cash equivalents	1	(10)	(12)	(71)

Net change in cash and cash equivalents	48	(149)	(89)	(1,634)

Balance of cash and cash equivalents at beginning of period	901	1,394	1,038	2,879

Balance of cash and cash equivalents at end of period	949	1,245	949	1,245

Non GAAP reconciliation items
(Unaudited, U.S. Dollars in millions)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
Amortization of purchased intangible assets - under cost of sales	249	279	517	548
Restructuring and other expenses	87	55	143	98
Impairment of long-lived assets	56	49	57	64
Expense in connection with legal settlements and reserves	26	1,435	55	1,462
Costs related to regulatory actions taken in facilities - under cost of sales	14	16	32	28
Amortization of purchased intangible assets - under selling and marketing expenses	7	9	24	19
Accelerated Depreciation	3	-	7	-
Purchase of research and development in process	-	3	-	3
Financial (income) expense	2	7	(1)	101
Tax benefit	(138)	(383)	(234)	(523)

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

		Six months ended June 30, 2014				Six months ended June 30, 2013
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non- GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non- GAAP	% of Net Revenues

	Gross profit (1)	5,358	556	5,914	58.9%	5,183	576	5,759	58.6%
	Operating income (1)(2)	1,897	835	2,732	27.2%	288	2,222	2,510	25.5%
	Net income attributable to Teva (1)(2)(3)	1,492	600	2,092	20.8%	178	1,800	1,978	20.1%
	Earnings per share attributable to Teva - Diluted (4)	1.75	0.70	2.45		0.21	2.11	2.32

(1)	Amortization of purchased intangible assets		517				548
	Costs related to regulatory actions taken in facilities		32				28
	Accelerated depreciation		7				-
	Gross profit adjustments		556				576

(2)	Restructuring, acquisition and other expenses		143				101
	Impairment of long-lived assets		57				64
	Expense in connection with legal settlements and reserves		55				1,462
	Amortization of purchased intangible assets		24				19
			279				1,646

	Operating profit adjustments		835				2,222

(3)	Financial (income) expense		(1)				101
	Tax benefit		(234)				(523)

	Net income adjustments		600				1,800

(4)	The weighted average number of shares was 855 and 853 million for the six months ended June 30, 2014 and 2013, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

		Three months ended June 30, 2014				Three months ended June 30, 2013
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues

	Gross profit (1)	2,661	266	2,927	58.0%	2,593	295	2,888	58.7%
	Operating income (loss) (1)(2)	925	442	1,367	27.1%	(586)	1,846	1,260	25.6%
	Net income (loss) attributable to Teva (1)(2)(3)	748	306	1,054	20.9%	(452)	1,470	1,018	20.7%
	Earnings (loss) per share attributable to Teva - Diluted (4)	0.87	0.36	1.23		(0.53)	1.73	1.20

(1)	Amortization of purchased intangible assets		249				279
	Costs related to regulatory actions taken in facilities		14				16
	Accelerated depreciation		3				-
	Gross profit adjustments		266				295

(2)	Restructuring and other expenses		87				58
	Impairment of long-lived assets		56				49
	Expense in connection with legal settlements and reserves		26				1,435
	Amortization of purchased intangible assets		7				9
			176				1,551

	Operating income adjustments		442				1,846

(3)	Financial expense		2				7
	Tax benefit		(138)				(383)

	Net income adjustments		306				1,470

(4)	The weighted average number of shares was 857 million and 850 million for the three months ended June 30, 2014 and 2013, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Segment Information
Generics						Specialty
Three months ended June 30,					Percentage Change	Three months ended June 30,				Percentage Change
2014			2013		2014 - 2013	2014		2013		2014 - 2013
U.S.$ in millions / % of Segment Revenues						U.S.$ in millions / % of Segment Revenues

Revenues	2,515	100%	2,405	100%	5%	2,027	100%	2,051	100%	(1%)
Gross Profit	1,046	41.6%	989	41.1%	6%	1,768	87.2%	1,772	86.4%	§
R&D Expenses	126	5.0%	124	5.2%	2%	214	10.6%	208	10.1%	3%
S&M Expenses	388	15.4%	489	20.3%	(21%)	484	23.9%	450	21.9%	8%
Segment Profitability*	532	21.2%	376	15.6%	41%	1,070	52.8%	1,114	54.3%	(4%)

* Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.
We recently changed the classification of certain of our products. The data presented has been conformed to reflect the revised classification for all periods.
§ Less than 0.5%.

Segment Information
	Generics					Specialty
	Six months ended June 30,				Percentage Change	Six months ended June 30,				Percentage Change
	2014		2013		2014 - 2013	2014		2013		2014 - 2013
	U.S.$ in millions / % of Segment Revenues					U.S.$ in millions / % of Segment Revenues

Revenues	4,913	100%	4,733	100%	4%	4,141	100%	4,103	100%	1%
Gross Profit	2,088	42.5%	1,940	41.0%	8%	3,611	87.2%	3,558	86.7%	1%
R&D Expenses	250	5.1%	232	4.9%	8%	441	10.6%	409	10.0%	8%
S&M Expenses	807	16.4%	950	20.1%	(15%)	983	23.7%	903	22.0%	9%
Segment Profitability*	1,031	21.0%	758	16.0%	36%	2,187	52.8%	2,246	54.7%	(3%)

* Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.
We recently changed the classification of certain of our products. The data presented has been conformed to reflect the revised classification for all periods.

Additional Information

	Multiple Sclerosis
	Three months ended June 30,				Percentage Change
	2014		2013		2014 - 2013
	U.S.$ in millions / % of MS Revenues

Revenues	939	100%	1,070	100%	(12%)
Gross profit	840	89.5%	951	88.9%	(12%)
R&D expenses	20	2.1%	20	1.9%	§
S&M expenses	120	12.8%	130	12.1%	(8%)
MS profitability	700	74.5%	801	74.9%	(13%)

	Other Specialty
	Three months ended June 30,				Percentage Change
	2014		2013		2014 - 2013
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	1,088	100%	981	100%	11%
Gross profit	928	85.3%	821	83.7%	13%
R&D expenses	194	17.8%	188	19.2%	3%
S&M expenses	364	33.5%	320	32.6%	14%
Other Specialty profitability	370	34.0%	313	31.9%	18%

We recently changed the classification of certain of our products.
The data presented has been conformed to reflect the revised classification for all periods.
§ Less than 0.5%.

Additional information

	Multiple Sclerosis
	Six months ended June 30,				Percentage Change
	2014		2013		2014 - 2013
	U.S.$ in millions / % of MS Revenues

Revenues	$2,009	100%	$2,134	100%	(6%)
Gross profit	1,801	89.6%	1,907	89.4%	(6%)
R&D expenses	42	2.1%	41	1.9%	2%
S&M expenses	285	14.2%	240	11.2%	19%
MS profitability	1,474	73.4%	1,626	76.2%	(9%)

	Other Specialty
	Six months ended June 30,				Percentage Change
	2014		2013		2014 - 2013
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$2,132	100%	$1,969	100%	8%
Gross profit	1,810	84.9%	1,651	83.8%	10%
R&D expenses	399	18.7%	368	18.7%	8%
S&M expenses	698	32.7%	663	33.7%	5%
Other Specialty profitability	713	33.4%	620	31.5%	15%

We recently changed the classification of certain of our products.
The data presented has been conformed to reflect the revised classification for all periods.

Reconciliation of our segment profitability to Teva's consolidated income before income taxes

	Three months ended June 30,
	2014	2013
	U.S.$ in millions

Generic medicine profitability	532	376
Specialty medicine profitability	1,070	1,114
Total segment profitability	1,602	1,490
Profitability of other activities	67	89
Total profitability	1,669	1,579
Amounts not allocated to segments:
Amortization	256	288
General and administrative expenses	302	319
Legal settlements and loss contingencies	26	1435
Impairments, restructuring and others	143	104
Other unallocated amounts	17	19

Consolidated operating income (loss)	925	(586)
Financial expenses - net	78	89
Consolidated income (loss) before income taxes	847	(675)

Reconciliation of our segment profitability to Teva's consolidated income before income taxes

	Six months ended June 30,
	2014	2013
	U.S.$ in millions

Generic medicines profitability	1,031	758
Specialty medicines profitability	2,187	2,246
Total segment profitability	3,218	3,004
Profitability of other activities	118	132
Total profitability	3,336	3,136
Amounts not allocated to segments:
Amortization	541	567
General and administrative expenses	604	626
Legal settlements and loss contingencies	55	1,462
Impairments, restructuring and others	200	162
Other unallocated amounts	39	31

Consolidated operating income	1,897	288
Financial expenses - net	159	264
Consolidated income before income taxes	1,738	24

Revenues by Activity and Geographical Area
(Unaudited)

	Three Months Ended June 30,		Percentage Change	Percentage Change
	2014	2013	2014 - 2013	2014 - 2013
	U.S. $ in millions			in local currencies
Generic Medicine
United States	$1,068	$967	10%	10%
Europe*	814	827	(2%)	(6%)
Rest of the World.	633	611	4%	11%
Total Generic Medicine	2,515	2,405	5%	5%
Specialty Medicine
United States	1,419	1,497	(5%)	(5%)
Europe*	501	443	13%	7%
Rest of the World.	107	111	(4%)	5%
Total Specialty Medicine	2,027	2,051	(1%)	(2%)
Other Revenues
United States	50	58	(14%)	(14%)
Europe*	206	187	10%	6%
Rest of the World.	247	223	11%	12%
Total Other Revenues	503	468	7%	6%
Total Revenues	$5,045	$4,924	2%	2%

* All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.
We recently changed the classification of certain of our products.
The data presented has been conformed to reflect the revised classification for all periods.

Revenues by Activity and Geographical Area
(Unaudited)
	Six Months Ended June 30,		Percentage Change	Percentage Change
	2014	2013	2014 - 2013	2014 - 2013
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$ 2,116	$ 1,860	14%	14%
Europe*	1,632	1,676	(3%)	(7%)
Rest of the World	1,165	1,197	(3%)	6%
Total Generic Medicines	4,913	4,733	4%	5%
Specialty Medicines
United States	2,949	2,977	(1%)	(1%)
Europe*	983	891	10%	6%
Rest of the World	209	235	(11%)	(2%)
Total Specialty	4,141	4,103	1%	§
Other Revenues
United States	101	126	(20%)	(20%)
Europe*	413	384	8%	5%
Rest of the World	478	479	§	2%
Total Other Revenues	992	989	§	§
Total Revenues	$ 10,046	$ 9,825	2%	2%

* All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.
We recently changed the classification of certain of our products.
The data presented has been conformed to reflect the revised classification for all periods.
§ Less than 0.5%.

Revenues by Product line
(Unaudited)

	Three Months Ended June 30,		Percentage Change
	2014	2013	2014 - 2013
	U.S. $ in millions

Generic Medicine	$ 2,515	$ 2,405	5%
API	182	190	(4%)
Specialty Medicine	2,027	2,051	(1%)
CNS	1,271	1,361	(7%)
Copaxone®	939	1,070	(12%)
Azilect®	103	87	18%
Nuvigil®	88	74	19%
Oncology	284	246	15%
Treanda®	190	177	7%
Respiratory	257	241	7%
ProAir®	133	115	16%
Qvar®	74	76	(3%)
Women's Health	128	118	8%
Other Specialty	87	85	2%
All Others	503	468	7%
OTC	274	257	7%
Other Revenues	229	211	9%
Total	$ 5,045	$ 4,924	2%

We recently changed the classification of certain of our products.
The data presented has been conformed to reflect the revised classification for all periods.

Revenues by Product line
(Unaudited)

	Six Months Ended June 30,		Percentage Change
	2014	2013	2014 - 2013
	U.S. $ in millions

Generic Medicines	$ 4,913	$ 4,733	4%
API	361	382	(5%)
Specialty Medicines	4,141	4,103	1%
CNS	2,684	2,720	(1%)
Copaxone®	2,009	2,134	(6%)
Azilect®	217	180	21%
Nuvigil®	189	157	20%
Oncology	546	485	13%
Treanda®	370	348	6%
Respiratory	487	475	3%
ProAir®	247	203	22%
Qvar®	145	170	(15%)
Women's Health	252	242	4%
Other Specialty	172	181	(5%)
All Others	992	989	§
OTC	543	563	(4%)
Other Revenues	449	426	5%
Total	$ 10,046	$ 9,825	2%

We recently changed the classification of certain of our products.
The data presented has been conformed to reflect the revised classification for all periods.
§ Less than 0.5%.

CONTACT:
Teva
IR:
United States
Kevin C. Mannix, 215-591-8912
or
Ran Meir, 215-591-3033
or
Israel
Tomer Amitai, 972 (3) 926-7656
or
PR:
Israel
Iris Beck Codner, 972 (3) 926-7246
or
United States
Denise Bradley, 215-591-8974